Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for May 2022

  The Company produced 12.57 Bitcoin in May 2022

  Total Bitcoin holdings grew to 37.05 coins

  Operations achieved 130 BTC/EH efficiency for May

TORONTO, Ontario, Canada, June 2, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation as of May 31, 2022.

CEO Comments

"Our primary focus is growing our mining operations.  Our fleet of S19j Pros is producing as expected, and we are deploying our new miners as rapidly as possible.  We are laser-focused on executing our strategy of becoming a leading carbon-neutral Bitcoin mining company," said Patricia Trompeter, CEO of Sphere 3D.  "The executive team and Board of Directors continue to evaluate options for the long-term financing of our fleet.  Current geopolitical and financial issues have delayed our efforts as banks and institutions grapple with the potential outcome of higher inflation and the uncertain economic outlook.

"We feel confident that Bitcoin valuations will soon stabilize after being negatively impacted by the prolonged volatility of global markets.  The markets now appear to be normalizing, and we expect Bitcoin valuations to move higher in the coming months," said Ms. Trompeter. "The cryptocurrency mining industry continues to be challenged by increasing energy prices and the lack of available space for miners during the second quarter.  We are working with our partners to identify ways to respond and adjust to these challenges."

Bitcoin Production and Holdings Update

From May 1, 2022, through May 31, 2022, Sphere 3D's mining operation produced 12.57 Bitcoin, or 0.41 Bitcoin daily.  Production increased approximately two percent over the 12.35 coins produced in April 2022.  The equivalent approximate valuation of the Company's production, based on a Bitcoin price of $31,792 on May 31, 2022, totaled approximately $13,000 per day and $400,000 for the month.

Since the Company began its mining operations during the first quarter of 2022, it has produced 43.07 coins and held 37.05 Bitcoin on May 31, 2022. This represented a valuation of about $1,180,000 based on the Bitcoin price of $31,792 on May 31, 2022.

Miner Deliveries and Petahash Capacity

As of May 31, 2022, the Company was operating approximately 1,000 S19j Pros miners delivering a production capacity of about 100 PH/s.  Sphere 3D operated at 130 BTC/EH efficiency in May and averaged 99.5 percent uptime.

The Company's May 2022 shipment of about 2,000 miners is currently in transit and, due to supply chain delays, is expected to arrive in mid-June, depending on port congestion.  Once received, the miners will be put into production as quickly as possible.  All miners may not be operational during the month received.

NuMiner Global, Inc. has not yet delivered the pre-production miners as set forth in its agreement with the Company.  The 30-day testing period expires on June 30, 2022, at which time Sphere 3D will have the option of canceling its contract with NuMiner without penalty.

Corporate Update

On May 31, 2022, Sphere 3D named Timothy P. Hanley, a veteran financial executive with extensive experience advising companies on strategy creation and execution, to its Board of Directors as an independent director and the Chairman of the Board's Audit Committee.  The Company will leverage Tim's financial insights and perspectives as it executes the Company's strategy to be a leader in the cryptocurrency and blockchain industries.

The addition of Mr. Hanley brings Sphere 3D's Board to four directors, three of whom are independent.  In April 2022, the Company announced that it would expand its Board to five members.  A search is ongoing for an additional board member.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D has 6.0 EH/s of capacity under contract for deliveries this year.  Currently, the Company operates a fleet of 1,000 miners and expects delivery of an additional 59,000 miners by year-end 2022 for a total hashing capacity of 6.0 exahash.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Investor.relations@sphere3d.com